Exhibit 99.18

Verses AI Inc.

Via SEDAR

June 8, 2023

TO ALL APPLICABLE REGULATORS AND EXCHANGES

RE: Verses AI Inc. (the "Issuer")
Notice of Meeting and Record Dates

We advise the following with respect to the Issuer's upcoming Meeting of Security Holders:

1	**Meeting Type**	Special Meeting
2	**Record Date for Notice of Meeting**	June 14, 2023
3	**Record Date for Voting (If Applicable)**	June 14, 2023
4	**Beneficial Ownership Determination Date**	June 14, 2023
5	**Meeting Date**	July 17, 2023
6	**Meeting Location**	10th Floor, 595 Howe Street Vancouver, British Columbia, V6C 2T5
7	**Voting Securities Details**	
8	**Description (Class)**	Class A Subordinate Voting Shares
9	**ISIN / CUSIP**	CA92539Q1090 / 92539Q109
10	**Issuer sending proxy related materials directly to Non-Objecting Beneficial Owners (NOBOs)**	Yes
11	**Issuer paying for mailing to Objecting Beneficial Owners (OBOs)**	No
12	**Notice and Access**	
	Beneficial Holders	No
	Registered Holders	No
	Stratification Level	Not Applicable
13	**Material Selection**	S - All & Special Materials

Regards,

"Kevin Wilson"

Kevin Wilson, CFO
Verses AI Inc.